Exhibit 99.2

RISC Pty Ltd

Level 3, 1138 Hay Street

WEST PERTH WA 6005

2 March 2011

PO Box 275

WEST PERTH WA 6872

Tel: + 61 (0) 8 9420 6660

Fax: +61 (0) 8 9420 6690

Email: riscsupport@riscpl.com

Web: www.riscpl.com

Merv Cowie

Operations Director	ACN 065 389 497
Magellan Petroleum Australia Limited
Level 10, 145 Eagle Street, BRISBANE QLD 4000

Dear Sir

Palm Valley and Mereenie Reserves Statement for US Securities and Exchange Commission

Magellan Petroleum Australia (Magellan) commissioned RISC Pty Ltd (RISC) to provide an independent review of the reserves associated with the Palm Valley and Mereenie fields to the standards required by the US Securities and Exchange Commission. Magellan Petroleum Australia is a wholly owned subsidiary of Magellan Petroleum Corporation and this letter is provided for the purpose of Magellan Petroleum Corporations annual filing to the SEC.

Magellan requested RISC to prepare proved, probable and possible reserves estimates for the Palm Valley gas field in Central Australia. RISC was also requested to review the proved, probable and possible reserves estimates for the Mereenie oil and gas field in central Australia. Mereenie estimates (as at 31st December 2009) have been prepared by Santos Ltd the operator of the field.

Magellan’s interests in the fields and their operating licences are shown in Table 1 below.

Field	Magellan Ownership Percentage	Licence	Operator
Palm Valley	52.023	OL 3	Magellan
Mereenie	35.0	OL 4 & OL 5	Santos Ltd

Table 1 Magellan’s Ownership Percentage and Operating Licence

The approach taken by RISC to Mereenie was to review the work by the Operator and make changes where we believed they were necessary and supportable. RISC has prepared forecasts for oil, gas and condensate for Mereenie as these were not supplied by the Operator; these forecasts have been used in our reserves evaluation.

RISCs report has an effective date of 30th June 2010 and was completed on 12th July 2010. The report covers 100% of the reserves of Magellan Petroleum Australia in Australia. These reserves represent 21% of the oil reserves and 100% of the gas reserves of Magellan Petroleum Corporation.

RISC has not reviewed the geology or in-place hydrocarbon mapping of either of these fields as agreed with Magellan. We have relied upon the in-place estimates provided by Magellan and Santos.

The reserves estimates are primarily based upon decline analysis of the extensive production history for these fields.

The gas reserves in Palm Valley are all developed and no undeveloped reserves are recommended. There are no oil or condensate reserves in Palm Valley.

The gas reserves in Mereenie are mostly developed with some minor undeveloped reserves associated with oil development.

The developed oil reserves in Mereenie are associated with continued production from the eastern end of the field. The undeveloped oil reserves are mostly in the western end of the field that has been sparsely drilled to date with minor production resulting from these wells. Simulation modeling and analogies have been used to determine the unproven, undeveloped oil reserves in Mereenie. The model has been history matched. The undeveloped reserves are mainly attributable to additional drilling within the currently defined areal and vertical limits of the fields. The additional wells will enhance production from this area of the field by accessing un-drained parts of the reservoir and by improving drainage efficiency with infill wells. Well spacing for these new wells is similar to the well spacing already in use in the eastern end of the field where the majority of the production has occurred. Development drilling is expected to commence during 2012 with first oil production in mid 2012.

Minor undeveloped oil reserves are associated with the re-commencement of gas re-injection. This has been undertaken in the past and shown to be effective in reducing oil rate decline. The Operator plans to recommence injection during 2010 and had already reinstated the injection lines to the eastern end of the field and installed injection lines to the western end at the effective date of RISCs report.

RISC reviewed operating costs and budgets supplied by Magellan for both fields. RISC calculated operating costs on a unit of production basis and carried these forward on an unescalated basis in our cashflow models. We incorporated surface and subsurface development costs as appropriate for the undeveloped oil in Mereenie. No additional development is required for the gas in either field as all required wells and facilities are in place.

We have prepared the estimates in Table 2 below with respect to the Proved, Probable and Possible reserves in accordance with SEC regulations. RISC has used all methods and procedures it considered necessary under the circumstances in the preparation of this report.

	Reserves
Reserves Category	Oil (Mbbls)	Natural Gas (MMscf)
Proved
Developed (Australia)	31.5	1538.3
Undeveloped (Australia)	0.0	0.0
Total Proved	31.5	1538.3
Probable
Developed	536.2	0.0
Undeveloped	2215.4	0.0
Possible
Developed	207.9	0.0
Undeveloped	832.9	0.0

Table 2 Summary of Oil and Gas Reserves net to Magellan Petroleum Australia as of 30th June 2010 based on Average Prices for the Preceding Year

All prices used in the estimation of the reserves in Table 2 were based on the unweighted arithmetic average of oil and gas prices received by the owners of the fields on the first day of each month for the period July 2009 through June 2010. The average gas price was AUD 1.98 and 5.61 /GJ for Palm Valley and Mereenie respectively. The average oil price was USD 76.40 /bbl. Gas reserves are to the end of the current contracts only.

All product pricing and costs were held constant for the life of the projects (no escalation) as required by SEC guidelines.

In the Proven case well and field abandonment expenses are deferred until the end of the current production licences at the request of Magellan. This is 2023 and 2024 for Palm Valley and Mereenie respectively. Lease holding and well inspection/maintenance costs of $50,000 and $100,000 per year are carried for the years between production cessation and well abandonment for Palm Valley and Mereenie respectively.

Australian government requirements are that abandonment must be done before production licence relinquishment. We have been advised by Magellan that the SEC has no requirements regarding the timing of abandonment expenses.

RISC has conducted economic analysis on the fields using a standard discounted cashflow approach under the prevailing fiscal terms and conditions at 30 June 2010. The fields are covered by Northern Territory of Australia terms, with the models constructed by RISC being based on the royalty regime, together with the Australian income tax regime. Over-riding royalties were applied as required and as advised by Magellan.

The royalties payable by Magellan in relation to the Palm Valley and Mereenie fields are detailed in the following tables (Table 3 & Table 4).

Royalty Owner	Royalty (%)
Northern Territory Government	10.0000
Central Land Council/Traditional Owners	2.5000
Hembdt Pty Ltd	1.5625
Jarl Pty Ltd	3.2500
Total Royalties	17.3125

Table 3 Royalties Payable by Magellan for Palm Valley Field

Royalty Owner	Royalty (%)
Northern Territory Government	10.0000
Over-riding Royalty	4.3750
Total Royalties	14.3750

Table 4 Royalties Payable by Magellan for Mereenie Field

These royalties are based on the net well head value of production and are paid in cash rather than kind. Accordingly RISC has interpreted this as a form of taxation for reserves reporting purposes that does not affect the entitlement of physical production.

RISC has calculated the Standardised Measure of Oil and Gas (SMOG) values for the Proved reserves case as tabulated below (Table 5).

Proved (Millions of Australia Dollars)	Australia
June 30th 2010
Future cash inflows	6.91
Future development costs	(0.36)
Future production and abandonment costs	(14.32)
Future income tax and royalty	(0.74)
Future net cash flows	(8.51)
10% annual discount for estimated timing of cash flows	(7.81)
Standardized measure of discounted future net cash flows	(1.33)

Table 5 Proved SMOG Estimates net to Magellan at 30th June 2010

The probable and possible gas reserves calculated using an alternative price scenario are shown in Table 6 below. These reserves are based on a reasonable alternative commercial interpretation; namely new gas contracts and new contract prices. Probable and possible gas reserves are evaluated using a price of AUD 5.00 /GJ for both fields which is consistent with the outlook for new gas contracts. It is inappropriate to use the same gas price as was used for proved reserves as the Palm Valley contract ends in January 2012 and the Mereenie contract has already ended although gas continues to be supplied to the customer under the same terms and conditions. These reserves are additive to the oil and gas reserves shown in Table 1.

RISC has discussed gas marketing initiatives with both Magellan and Santos; they are undertaking joint marketing of gas from the fields; and draft gas contracts have been sighted by RISC. These indicate that gas prices of $5.00 /GJ are expected. RISC understands that the gas for the first of these potential contracts will initially be supplied by Mereenie (for 12 months) before supply reverts to Palm Valley.

Price case	Proved reserves		Probable reserves		Possible reserves
	Oil Mbbls	Gas MMscf	Oil Mbbls	Gas MMscf	Oil Mbbls	Gas MMscf
Scenario 1	—	—	—	47466.0	—	14762.5

Scenario 1

Gas remaining post the end of current contracts is sold under potential new contacts the first of which is expected to commence in mid 2011 at a gas price of AUD 5.00 / GJ

Table 6 Probable and Possible Gas Reserves net to Magellan, at 30 June 2010, - Alternative Price Scenario

RISC has calculated the net present values for the Proved + Probable and Proved + Probable + Possible reserves cases. This calculation utilises the preceding year average prices for the Proved gas reserves and all oil reserves; the alternative price scenario is utilised for the Probable and Possible gas reserves. The net present values are tabulated below.

For the Proved + Probable and Proved + Probable + Possible value calculations wells are assumed to be abandoned in the year after production cessation. This typically occurs post 2036.

Proved and Probable – Developed and Undeveloped (Millions of Australia Dollars)	Australia
June 30th 2010
Future cash inflows	500.34
Future development costs	(74.88)
Future production and abandonment costs	(217.79)
Future income tax and royalty	(83.04)
Future net cash flows	124.63
10% annual discount for estimated timing of cash flows	(80.05)
Net Present Value of discounted future net cash flows	44.58

Proved, Probable, and Possible – Developed and Undeveloped (Millions of Australia Dollars)	Australia
June 30th 2010
Future cash inflows	671.73
Future development costs	(78.56)
Future production and abandonment costs	(267.34)
Future income tax and royalty	(131.06)
Future net cash flows	194.77
10% annual discount for estimated timing of cash flows	(121.13)
Net Present Value of discounted future net cash flows	73.64

Table 7 Net Present Value Estimates net to Magellan at 30th June 2010

RISC does not anticipate any regulatory issues in recovering these reserves. In particular RISC notes that there is a proven track record for renewal of production licenses in Australia.

RISC is independent with respect to Magellan as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. RISC has no pecuniary interest, other than to the extent of the professional fees receivable for the preparation of this report, or other interest in the assets evaluated, that could reasonably be regarded as affecting our ability to give an unbiased view of these assets.

In the conduct of our report, RISC have not independently verified the accuracy and completeness of information and data furnished by Magellan with respect to ownership interests, oil and gas production, historical costs of operation and development, product prices, agreements relating to current and future operations and sales of production. We have, however, specifically identified to Magellan the information and data upon which we so relied so that Magellan may subject such data to those procedures that Magellan considers necessary.

Furthermore, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any of such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.

Reserve estimates are strictly technical judgments. The accuracy of any reserve estimate is a function of the quality and quantity of data available and of the engineering and geological interpretations. The reserve estimates presented in this report are sound; however, they are estimates only and should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify their revision. A portion of these reserves are for undeveloped locations that lack sufficient production history to utilize performance-based reserve estimates. In these cases the reserves are based on simulation modeling and analogies.

Based upon the foregoing, in our opinion the above-described estimates of Magellan’s Proved reserves and other Reserves Information are, in aggregate, reasonable and within the established audit tolerance guidelines of + or -5%. The assumptions, data, methods and procedures used in preparation of this reserves report were appropriate for the purpose served by the report. Additional details of our opinion are documented in the report titled “Palm Valley and Mereenie Reserves Review”, dated 12th July 2010, which has previously been provided to Magellan under separate cover.

The Lead Evaluator for this review was David Andrew Capon. He has a Bachelor of Science (Honours) degree from the University of Adelaide and more than 25 years experience in oil and gas with a minimum of five years responsibility for reserves estimation and evaluations. He is a member of the Society of Petroleum Engineers. His qualifications, independence, objectivity, and confidentiality meet the requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

RISC PTY LTD.

By:	/s/ Peter Stephenson
Name: Peter Stephenson
Title: Partner

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